UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Community Bank of Northern Virginia

(Name of Issuer)

Common Stock, Par Value $0.333 Per Share

(Title of Class of Securities)

203566104

(CUSIP Number)

John L. Unger
Two Hopkins Plaza
P.O. Box 1477
Baltimore, Maryland 21203
(410) 237-5900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

John H. Butler

Davis Polk & Wardwell

450 Lexington Ave.

New York, New York 10017

(212) 450-4000

January 24, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 203566104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MERCANTILE BANKSHARES CORPORATION 52-0898572

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,163,164 – See Item 5

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,163,164 – See Item 5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9% – See Item 5

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.333 par value per share (the “Shares”), of Community Bank of Northern Virginia, a Virginia bank (“Community Bank”).  The principal executive offices of Community Bank are located at 107 Free Court, Sterling, Virginia 20164.

Item 2.	Identity and Background

(a)-(c), (f) The name of the person filing this statement is Mercantile Bankshares Corporation, a Maryland corporation (“Mercantile”).  The address of the principal business and the principal office of Mercantile is Two Hopkins Plaza, Baltimore, Maryland 21201.  The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Mercantile is set forth on Schedule A and incorporated herein by reference.

Mercantile is a regional multibank holding company headquartered in Baltimore, Maryland.  It is comprised of Mercantile-Safe Deposit and Trust Company, 12 community banks and a mortgage banking company.  Its affiliate banks serve communities in Maryland, Washington, D.C., Northern Virginia, the Delmarva Peninsula and southern Pennsylvania.

(d)-(e) During the last five years, none of Mercantile and, to the best of Mercantile’s knowledge, any of the persons listed on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mercantile has entered into the Voting Agreements described in response to Item 4 in connection with entering into the Merger Agreement described in response to Item 4.  Mercantile has not given any additional monetary consideration in connection with the Voting Agreements.

Item 4.	Purpose of Transaction

(a)-(b) On January 24, 2005, Community Bank, Mercantile and Mercantile-Safe Deposit and Trust Company, a Maryland Bank and wholly-owned subsidiary of Mercantile (“Merger Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement,” incorporated by reference as described in Item 7 hereto).  The Merger Agreement provides, among other things, for a merger of Community Bank with and into Merger Bank (the “Merger”), with Merger Bank as the surviving bank.  Under the terms of the Merger Agreement, shareholders of Community Bank will be entitled to receive either 0.4005 shares of Mercantile common stock for each share of Community Bank stock they hold, or cash in the amount of $20.375 for each such share, subject to proration procedures.

In connection with the Merger, certain Community Bank shareholders have entered into voting agreements with Mercantile dated as of January 24, 2005 or January 27, 2005 (together, the “Voting Agreements”) (incorporated by reference or attached hereto as described in Item 7 hereto).  Pursuant to the Voting Agreements, such shareholders have agreed, among other things, to vote, and have granted Mercantile an irrevocable proxy to vote (i) to approve and adopt the Merger Agreement, the Merger and all agreements and actions related to the transactions contemplated by the Merger Agreement, (ii) against any reorganization, recapitalization, liquidation or winding-up of Community Bank or any other extraordinary transaction involving Community Bank and (iii) against any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation of, the transactions contemplated by the Merger Agreement.  Such shareholders have also agreed in the Voting Agreements not to dispose of any of their Community Bank Shares without Mercantile consent.  The Voting Agreements terminate upon the termination of the Merger Agreement.

(c) Not applicable.

(d) It is anticipated that upon consummation of the Merger, Community Bank will cease to have a separate legal existence and the officers and directors of Merger Bank shall become officers and directors of the surviving bank, until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

(e) Other than as a result of the Merger described in this Item, not applicable.
(f) Not applicable.
(g) Upon consummation of the Merger, the Certificate of Incorporation and the Bylaws of Merger Bank will become the Certificate of Incorporation and the Bylaws of the surviving bank.

(h)-(i) Upon completion of the Merger, Community Bank’s Shares will cease to be quoted on the NASDAQ National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Other than as described above, not applicable.

Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 99.1, 99.2 and 99.3, respectively.

Item 5.	Interest in Securities of the Issuer

(a) Mercantile has acquired certain rights with respect to the voting and disposition of and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, may be deemed to beneficially own 3,163,164 Shares, representing approximately 30.9% of the outstanding Shares of Community Bank (based on the number of Community Bank Shares outstanding as of January 21, 2005, as represented by the issuer in the Agreement and Plan of Merger, discussed in Item 4 hereof).  Mercantile expressly disclaims beneficial ownership of such Shares.  Except as set forth in this Item 5(a), none of Mercantile and, to the best of its knowledge, any persons named in Schedule A hereto, beneficially own any Shares.  In the ordinary course of business Mercantile and its affiliates may acquire, hold and dispose of securities of Community Bank for clients, customers or other persons and Mercantile expressly disclaims beneficial ownership of such Shares.  The number of Shares set forth in this paragraph includes Shares issuable pursuant to options to purchase 62,500 Shares which are currently exercisable or exercisable within 60 days of January 24, 2005.

(b) Mercantile may have shared power to vote 3,163,164 Shares pursuant to the Voting Agreements as described in Item 4 hereof.
(c) To Mercantile’s knowledge, no transactions in Community Bank Shares have been effected during the past sixty days by any person named pursuant to Item 2 hereof.

(d) To Mercantile’s knowledge, no person other than the shareholders that are parties to the Voting Agreements described in Item 4 hereof has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e) Not applicable.

Reference to, and descriptions of, the Merger Agreement and the Voting Agreements as set forth above in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements included as Exhibits 99.1, 99.2 and 99.3, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See responses to Items 4 and 5 hereof.  Except as described above, to the best knowledge of Mercantile, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2 hereof, and any other person, with respect to any securities of Community Bank, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

99.1

Agreement and Plan of Merger, dated as of January 24, 2005, among Community Bank of Northern Virginia, Mercantile Bankshares Corporation and Mercantile-Safe Deposit and Trust Company (incorporated by reference to Exhibit 2.1 to Mercantile’s Current Report on Form 8-K filed January 25, 2005).

99.2

Voting Agreement, dated as of January 24, 2005, among Mercantile Bankshares Corporation, Cyrus Katzen and David A. Dickens (incorporated by reference to Exhibit 10.1 to Mercantile’s Current Report on Form 8-K filed January 25, 2005) .

99.3	Voting Agreement dated as of January 27, 2005 between Mercantile, David P. Summers and Jean O. Summers.

Signature

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MERCANTILE BANKSHARES CORPORATION

February 3, 2005
Date
/s/ Terry L. Troupe
Signature
Terry L. Troupe/Executive Vice President and Chief Financial Officer
Name/Title

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MERCANTILE BANKSHARES CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Mercantile Bankshares Corporation (“Mercantile”), are set forth below.  If no business address is given the director’s or officer’s business address is c/o Two Hopkins Plaza, Baltimore, Maryland 21201.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Mercantile.  Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
Cynthia A. Archer	Vice President of Marketing and Development, Sunoco, Inc.
R. Carl Benna	President of North American Housing Corp.
Richard O. Berndt	Managing Partner of Gallagher, Evelius & Jones, LLP
Howard B. Bowen	Chairman of the Board and Chief Executive Officer of Ewing Oil Company
William R. Brody M.D.	President of the Johns Hopkins University
Eddie C. Brown	President of Brown Capital Management
George L. Bunting Jr.	President and Chief Executive Officer of Bunting Management Group
Anthony W. Deering	Chairman of Exeter Capital, LLC
Darrell D. Friedman	Consultant-American Jewish Joint Distribution Committee
Freeman A. Hrabowski III	President of University of Maryland-Baltimore County
Edward J. Kelly III	Chairman of the Board, President and Chief Executive Officer of Mercantile Bankshares Corporation and Chairman of the Board and Chief Executive Officer of Mercantile-Safe Deposit and Trust Company
Robert A. Kinsley	Chairman of the Board and Chief Executive Officer of Kinsley Construction, Inc.
Alexander T. Mason	Vice Chairman, Mercantile Bankshares Corporation
Jenny G. Morgan	President and Chief Executive Officer of VIPS, Inc.
Morton B. Plant	Vice Chairman of the Board of Keywell Corporation
Christian H. Poindexter	Retired Chairman of the Executive Committee of the Board of Constellation Energy Group, Inc.
Clayton S. Rose	Private Investor
James L. Shea	Managing Partner of Venable, LLP
Donald J. Shepard	Chairman of the Executive Board of AEGON N.V., Inc.
Jay M. Wilson	Vice Chairman, Mercantile Bankshares Corporation

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
J. Marshall Reid	President & Chief Operating Officer, Mercantile-Safe Deposit and Trust Company
Kenneth A. Bourne Jr.	Executive Vice President, Banking Division, Mercantile-Safe Deposit and Trust Company
Peter W. Floeckher Jr.	Executive Vice President, Affiliate Management
Kevin A. McCreadie	Chief Executive Officer and Chief Investment Officer, Investment & Wealth Management, Mercantile-Safe Deposit and Trust Company
Terry L. Troupe	Executive Vice President and Chief Financial Officer
John L. Unger	Executive Vice President, General Counsel and Secretary
Michael M. Paese	Executive Vice President and Chief Administrative Officer
Deborah A. Kakaris	Executive Vice President, Operations & Technology Services
Frank K. Turner Jr.	Executive Vice President, Corporate and Correspondent Banking Services
Priscilla S. Hoblitzell	Senior Vice President, Investment Banking/Strategic Planning
William T. Skinner Jr.	Controller
Kaye A. Simmons	Senior Vice President and Treasurer
Ellen D. Harvey	Senior Vice President, Asset/Liability Manager
Kenneth C. Cook	President, Mercantile Potomac Bank